GREENSHIFT CORPORATION
5950 Shiloh Road East, Suite N
Alpharetta, GA 30005

October 26, 2011

Via EDGAR
Rufus Decker
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	GreenShift Corporation
Item 4.02 Form 8-K
Filed April 3, 2013
File No. 000-50469

Dear Mr. Decker:

I am writing in response to your letter dated April 8, 2013.  The Staff’s comment is copied below and indented, followed by our response.

Item 4.02 Form 8-K filed April 3, 2013

1.
Please amend your report to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in your filing, as required by Item 4.02(a)(3) of Form 8-K.

Response to Comment 1

We are today filing Amendment No. 1 to our Form 8-K in which we have included the disclosure identified in your comment.

Sincerely,

/s/ Edward Carroll

Edward Carroll

Acknowledgement

GreenShift Corporation hereby acknowledges that:

•	GreenShift Corporation is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	GreenShift Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GreenShift Corporation.
By:	/s/ Edward Carroll
Edward Carroll
Chief Financial Officer